NEWS RELEASE

Additional High Grade Silver Vein Drill Intercepts From North Porvenir Zone,
Santa Cruz Property, Durango, Mexico

March 8, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that drilling has returned several additional high grade silver vein intercepts from the North Porvenir Zone on the Santa Cruz property in Durango, Mexico.

Drill results include 956 gpt silver over 2.25 m (27.9 opt Ag over 7.4 ft) in hole NP16-2 and 352 gpt silver over 9.05 m (10.3 opt Ag over 29.7 ft) in hole NP17-2, two of the most northerly holes drilled to date. The North Porvenir zone remains wide open to the north, at depth, and to a lesser extent to the south.

Three drill rigs are currently working at North Porvenir to extend and delineate this exciting new high grade silver discovery on 50 m hole spacings. Current drill results are as follows:

Hole (No.)	From (m)	Length (m)	Silver (gpt)	Gold (gpt)	Silver Eq. (opt)
NP 11A-1	327.70	0.90	240
NP 11B-1	331.80	5.50	510	1.18	17.1
including	331.80	3.25	693	1.45	23.0
NP 11B-2	382.10	1.80	250
and	386.20	2.60	341
and	393.25	0.90	586
NP14-2	240.40	3.15	565	2.65	21.5
including	241.15	2.10	814	4.00	31.3
NP15-2	239.90	5.25	316
NP16-1	194.75	3.05	293	0.32	9.1
and	201.25	1.10	217	0.10	6.5
NP16-2	217.35	1.10	225
and	220.40	1.10	472
and	227.10	2.25	956
NP17-1	202.50	0.80	130	0.20	4.2
NP17-2	231.95	9.05	352	1.15	12.4
including	233.55	4.35	452	0.91	14.9

Suite#800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR

A new interim resource estimate is currently being prepared for the Santa Cruz property and should be available shortly. Not all of the drill holes will be included in this new resource estimate as gold assay results are still awaited for several holes.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the Phase 1 surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All drill core is split by Endeavour personnel at the Guanacevi camp and then driven to Durango where it is couriered to the Chemex lab in Hermosillo. Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR : TSX-V) is a small-cap exploration and mining company focused on aggressively expanding its portfolio of high grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. (CCM: TSX) holds a minority shareholding in the Company.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

Suite#800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR